Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

6 October 2005

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 2005 Third Quarter Trading Update
2. Substantial shareholder notification – Barclays
3. Substantial shareholder notification – Lone Pine Capital
4. Substantial shareholder notification – Silchester International Investors
5. Substantial shareholder notification – Capital Group

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

[82-5162]

Regulatory Announcement

Go to market news section

Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	07:00 05-Oct-05
Number	2130S

Michael Page
INTERNATIONAL

5 October 2005

2005 THIRD QUARTER TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports third quarter revenues (gross profit) of £69.2m, an increase of 29.2% over the £53.5m recorded in the third quarter of 2004.

In the UK, third quarter revenues were 18.4% up on the third quarter of 2004.

In Continental Europe, third quarter revenues were 44.4% up on the third quarter of 2004.

In Asia Pacific, third quarter revenues were 29.5% up on the third quarter of 2004.

In The Americas, third quarter revenues were 71.5% up on the third quarter of 2004.

Commenting on the third quarter result, Chief Executive Terry Benson said:
"We have recorded another quarter of strong growth across all our geographic regions. We are encouraged with the strengthening growth of our European businesses, particularly from our permanent recruitment business in France, and we remain confident of our prospects for the remainder of the year."

Enquiries:

Michael Page International plc		
Terry Benson	Chief Executive	01932 264144
Stephen Puckett	Group Finance Director	01932 264144
Financial Dynamics		
David Yates/Richard Mountain		0207 269 7291

END

[82-5162]

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:33 19-Sep-05
Number	4409R

Michael Page
INTERNATIONAL

RNS Number:4409R
Michael Page International PLC
19 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHED

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

4,322,118

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

1.28%

9) Class of security

ORDINARY SHARES

10) Date of transaction

15/9/05

11) Date company informed

19/9/05

12) Total holding following this notification

39,348,499

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

11.69%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....19/9/2005...............

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 15 September 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 39,348,499 ORD GBP0.01 representing 11.69% of the issued share capital of 336,637,799 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	55,624
BANK OF IRELAND	4239749	178,389
BANK OF NEW YORK	210405	29,315
BANK OF NEW YORK	214075	270,414
BANK OF NEW YORK	221428	53,428
BANK OF NEW YORK	367748	1,560,480
BANK OF NEW YORK	392067	1,614,947
BANK OF NEW YORK	392177	17,444
BANK OF NEW YORK	768198	75,859
BARCLAYS CAPITAL NOMINEES LIMI		433,330
BNP PARIBAS		16,647
BNY (OCS) NOMINEES LTD	221476	64,655

ZEBAN NOMINEES LIMITED		110,300
	Group Holding	39,348,499

LEGAL ENTITY REPORT - ALL

MICHAEL PAGE INTL SEDOL: 3023231

As at 15 September 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 39,348,499 ORD GBP0.01 representing 11.69% of the issued share capital of 336,637,799 units.

Legal Entity	Holding	Percentage Held
Barclays Private Bank Ltd	9,724	0.0029
Barclays Private Bank Ltd	110,300	0.0328
Barclays Global Investors Ltd	25,203,203	7.4867
Barclays Capital Securities Ltd	433,330	0.1287
Woolwich Unit Trust Managers Ltd	439,331	0.1305
Gerrard Ltd	12,000	0.0036
Barclays Life Assurance Co Ltd	635,087	0.1887
Barclays Global Investors, N.A.	1,117,245	0.3319
Barclays Global Investors Ltd	11,388,279	3.3829
Group Holding	39,348,499	11.6887

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:55 19-Sep-05
Number	4406R

RNS Number:4406R
Michael Page International PLC
19 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LONE PINE CAPITAL LLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

15/9/2005

11) Date company informed

19/9/2005

12) Total holding following this notification

UNKNOWN

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

LESS THAN 3%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TALHAM
01932 - 264143

16) Name and signature of authorised company official responsible for making this notification

JEREMY TALHAM

Date of Notification 19/9/2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

[82-5162]

Regulatory Announcement

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:31 02-Sep-05
Number	7627Q

RNS Number:7627Q
Michael Page International PLC
02 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

31/08/2005

11) Date company informed

01/09/2005

12) Total holding following this notification

12,311,486

13) Total percentage holding of issued class following this notification

3.66%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification 02/09/2005

As of 31 August 2005

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	12,311,486	3.657%
Holding by CG Management Companies and Funds:		
• Capital Guardian Trust Company	1,487,235	0.442%
• Capital International Limited	4,133,061	1.228%
• Capital International S.A.	190,900	0.057%
• Capital International, Inc.	84,100	0.025%
• Capital Research and Management Company	6,416,190	1.906%

Schedule A

Schedule of holdings in Michael Page International plc
As of 31 August 2005

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Northern Trust		57,295
Chase Nominees Limited		1,026,164
Midland Bank plc		93,200
Nortrust Nominees		223,190
Mellon Nominees (UK) Limited		37,286
	TOTAL	1,487,235

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		22,600
Bank of New York Nominees		1,827,532
Northern Trust		486,608
Chase Nominees Limited		485,920
Bankers Trust		29,200
Citibank London		55,172
Morgan Guaranty		77,800
Nortrust Nominees		878,029
Deutsche Bank AG		54,900
HSBC Bank plc		173,300
Mellon Bank N.A.		42,000
	TOTAL	4,133,061

Schedule B

Capital International S.A.

Registered Name		Local Shares
Chase Nominees Limited		40,800
HSBC Bank plc		150,100
	TOTAL	190,900

Schedule B

Capital International, Inc.

Registered Name	Local Shares
Chase Nominees Limited	36,000

HSBC Bank plc		48,100
	TOTAL	84,100

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		6,416,190
	TOTAL	6,416,190

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

[82-5162]

Regulatory Announcement

Go to market news section

RECEIVED

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	10:45 13-Sep-05
Number	1897R

Michael Page
INTERNATIONAL

RNS Number:1897R
Michael Page International PLC
13 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INTERNATIONAL INVESTORS LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NAME	NUMBER
NORTHERN TRUST CO	31,276,255

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

12/9/05

11) Date company informed

12/9/05

12) Total holding following this notification

31,276,255

13) Total percentage holding of issued class following this notification

9.29%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

JEREMY TATHAM

Date of Notification 12/9/2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close